Exhibit 99.1

Organigram announces first phase of return-to-work strategy

Company recalls approximately 50 employees to core roles across organization

MONCTON, New Brunswick--(BUSINESS WIRE)--May 14, 2020--As it continues to monitor and assess the implications of the COVID-19 pandemic, Organigram Holdings Inc. (NASDAQ: OGI) (TSX: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, has announced the first phase of its return-to-work strategy. The Company has begun to implement a staggered return-to-work plan effective May 13, 2020.

While the Province of New Brunswick currently remains in a state of emergency, the Company has been in contact with government officials to stay abreast of the province’s and provincial health authority’s guidance related to safety and security. Indications suggest conditions in New Brunswick continue to improve and the province may begin to lift some of the current restrictions.

Similarly, Organigram has maintained an open dialogue with jurisdictional and regional partners across the country through the pandemic in order to assess and appropriately respond to consumer demand.

“Throughout the pandemic, two critical factors have driven our decision-making: the health of our employees and the long-term wellness of our business,” says Greg Engel, CEO, Organigram.

“We are pleased to see early signals that conditions are improving across the province as the provincial government has shown strong leadership with their pandemic response. Recognizing that there is still a long road ahead for Canadians and Canadian businesses, we are optimistic as we initiate this first phase of our return-to-work strategy. We also remain committed to thoughtful and informed decisions as we continue to move our business forward.”

The first phase of Organigram’s return-to-work strategy involves recalling approximately 50 employees at the Moncton campus. These employees will fill core roles across various departments that have been deemed highest priority by the Organigram leadership team in this initial phase. Subsequent phases of this plan will be dependent upon public health and safety guidelines and the evolving needs of Organigram’s business.

The safety of employees remains Organigram’s top priority. Safety measures including an increased focus on sanitation and social distancing, with additional hand sanitizing stations throughout the facility, cleaning and sanitizing of high touch surfaces, and additional cleaning in common areas implemented at the outset of the pandemic remain in place at the Organigram facility.

The Company’s leadership team will continue to monitor measures and requirements as mandated by the Province of New Brunswick to ensure a safe and healthy workplace for all employees.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select and TSX listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing high-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the Company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Trailer Park Buds, Ankr Organics and Trailblazer. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors that could change anticipated timelines for the return to work strategy; including general risks related to COVID-19 and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653